SEC Mail Processing Section

FEB 26 2010

Washington, DC 122

SECUR[illegible] ISSION

10027626

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAFFERTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 HILTON AVENUE
(No. and Street)

GARDEN CITY, NY 11530
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN P. SPRAGUE (646) 572 - 3444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BECHER, DELLA TORRE, GITTO & COMPANY
(Name – *if individual, state last, first, middle name*)

76 NORTH WALNUT STREET, RIDGEWOOD, NJ 07450
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN P. SPRAGUE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAFFERTY CAPITAL MARKETS, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KATHLEEN A. HALEY
Notary Public, State of New York
No. 01HA4770251
Qualified in New York County
Commission Expires August 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rafferty Capital Markets, LLC

Financial Statements

December 31, 2009

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

Rafferty Capital Markets, LLC
Index to the Financial Statements
December 31, 2009

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

February 24, 2010

Independent Auditor's Report

To the Member of
Rafferty Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC (the "Company") as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rafferty Capital Markets, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Becher, Della Torre, Gitto & Company

Ridgewood, New Jersey

Rafferty Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2009

Assets

Cash	$ 13,046,353
Receivable from broker-dealers	30,368
Loans receivable from affiliates	971,966
Deposits with clearing organizations	1,788,345
Securities owned, at market	8,266,465
Prepaid expenses and accounts receivable, net of allowance of $0	2,633,193
Total assets	$ 26,736,690

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 8,427,160
Payable to broker-dealers	30,148
Payable to clearing organizations	130,242
Total liabilities	8,587,550
Member's equity	18,149,140
Total liabilities and member's equity	$ 26,736,690

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Income
For the year ended December 31, 2009

Revenues	
Commission income	$ 57,619,769
Trading gains, net	969,145
Fee income	8,952,901
Interest and dividends	450,156
Total revenues	67,991,971
Expenses	
Employee compensation and benefits	46,592,382
Data processing costs	1,027,760
Clearing and execution expenses	3,034,496
Communications	3,589,146
Occupancy	1,214,164
Regulatory fees	329,691
Other operating expenses	5,491,764
Total expenses	61,279,403
Net income	$ 6,712,568

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2009

Beginning member's equity	$ 11,436,572
Net income	6,712,568
Ending member's equity	$ 18,149,140

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Cash Flows
For the year ended December 31, 2009

Cash flows from operating activities	
Net income	$ 6,712,568
Adjustments to reconcile net income to net cash provided by operating activities	
Receivable from broker-dealers	175,347,030
Loans receivable from affiliates	4,122,263
Deposits with clearing organizations	1,691,353
Investment in marketable securities	(7,043,096)
Prepaid expenses and accounts receivable, net	(620,266)
Accrued expenses	1,202,871
Payable to broker-dealers	(175,195,348)
Payable to clearing organizations	46,440
Total adjustments	(448,753)
Net cash provided by operating activities	6,263,815
Cash, beginning of year	6,782,538
Cash, end of year	$ 13,046,353

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Notes to Financial Statements
December 31, 2009

Note 1 – Organization and Nature of Business

Rafferty Capital Markets, LLC (the "Company") was formed as a New York Limited Liability Company on October 16, 2000. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

Note 2 – Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual events and results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Company maintains its cash in accounts that at times may exceed federally insured limits. The Company had approximately $10,786,000 of uninsured cash balances at December 31, 2009.

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2009 and has written off all accounts deemed to be uncollectible. Accordingly, there is no allowance for doubtful accounts at December 31, 2009.

Note 3 – Securities Owned, at Market

Marketable securities owned are considered trading securities by management. At December 31, 2009 marketable securities consisted of equity securities ($2,441,821) and fixed income securities ($5,824,644).

Note 4 – Fair Value

Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Rafferty Capital Markets, LLC
Notes to Financial Statements (continued)
December 31, 2009

Note 4 – Fair Value (continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

Fair Value Measurement on a Recurring Basis
As of December 31, 2009

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Financial instruments owned:					
Corporate Bonds	$ 3,098,089	$ -	$ -	$ -	$ 3,098,089
Mortgage Backed Securities	924,016	-	-	-	924,016
Collateralized Mortgage Obligations	1,802,539	-	-	-	1,802,539
Equities	2,408,499	-	33,322	-	2,441,821
TOTALS	$ 8,233,143	$ -	$ 33,322	$ -	$ 8,266,465

Note 5 – Transactions with Related Entities

Transactions with its member and other affiliates that share common ownership consisted of the following:

Loans receivable from affiliates, January 1, 2009	$ 5,094,229
Costs paid by Company for the benefit of affiliates	807,082
Costs paid by affiliates for the benefit of the Company	(2,789,345)
Cash paid by the Company to affiliates	31,544,099
Cash paid by affiliates to the Company	(33,684,099)
Loans receivable from affiliates, December 31, 2009	$ 971,966

Loans payable and loans receivable from affiliates do not bear interest and are payable on demand.

Note 6 – Receivable from and Payable to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2009 were $30,368 and $30,148, respectively, and consist of securities failed-to-deliver and securities failed-to-receive, respectively.

Effective April 1, 2009, a clearing firm now acts as the clearing broker for the Company's municipal bond transactions. Prior to this date, the Company self-cleared its municipal bond transactions through the Depository Trust Company or the National Securities Clearing Corporation.

Note 7 – Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 8 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $13,741,358, which was $13,179,547 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $150,000). The Company's aggregate indebtedness to net capital ratio as of December 31, 2009 was 0.61 to 1.

Note 9 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 10 – Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Securities owned by customers are held as collateral against related receivables from customers.

Note 11 – Secured Line of Credit

The Company has a $10,000,000 secured overnight bank line of credit expiring June 30, 2010, which has an interest rate of the Prime Rate plus 1%. The credit line is for the purpose of purchasing customer's securities when a fail has occurred, and is secured by the securities purchased. As of December 31, 2009, there were no borrowings against the line of credit.

Note 12 – Commitments and Contingencies

Operating Leases

The Company rents office space under non-cancelable operating lease agreements expiring through 2015. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of utilities, real estate taxes and other costs under certain leases.

Minimum annual future rental payments under the operating leases, excluding utilities and other operating costs, follows:

Year ending December 31,	
2010	1,093,992
2011	1,104,017
2012	1,025,026
2013	832,458
2014	777,207
Thereafter	263,039
Total	$ 5,095,739

Note 12 – Commitments and Contingencies (continued)

Rent expense including utilities and other occupancy costs for the year ended December 31, 2009 was approximately $1,214,000.

Note 13 – Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

Rafferty Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Total member's equity	$ 18,149,140
Non-allowable assets	(3,605,159)
Aged fails-to-deliver	(301)
Net capital before haircuts on securities positions	14,543,680
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])	(802,322)
Net capital	$ 13,741,358
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 8,427,160
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 561,811
Minimum net capital required:	$ 150,000
Excess net capital	$ 13,179,547
Excess net capital at 1000%	$ 12,898,642
Ratio: Aggregate indebtedness to net capital	0.61 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2009)

Net capital, as reported by Company (unaudited)	$ 13,741,358
Adjustments:	-
Net capital (per above)	$ 13,741,358

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Member of
Rafferty Capital Markets, LLC:

In planning and performing our audit of the financial statements of Rafferty Capital Markets, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 24, 2010

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

February 24, 2010

To the Member of Rafferty Capital Markets, LLC
33 Whitehall Street, 10th Floor
New York, NY

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Rafferty Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rafferty Capital Markets, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Rafferty Capital Markets, LLC's management is responsible for the Rafferty Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Rafferty Capital Markets, LLC
33 Whitehall Street 10th Fl.
New York, NY 10004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Address Corrected

Name and telephone number of person to contact respecting this form.

Maggie Reilly 646-572-3402

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 130,239

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (41,776)

8-6-2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 88,463

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 88,463

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 88,463

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rafferty Capital Markets LLC
(Name of Corporation, Partnership or other organization)

Maggie Reilly
(Authorized Signature)

Asst to CFO
(Title)

Dated the 22 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 52,663,160
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	567,948
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 52,095,212
2e. General Assessment @ .0025	$ 130,239
	(to page 1 but not less than $150 minimum)